UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2025

Thomas S. Whelan
Chief Financial Officer
Coeur Mining, Inc.
200 South Wacker Drive, Suite 2100
Chicago, Illinois 60606

Re: Coeur Mining, Inc.
Form 10-Q for the Fiscal Quarter Ended March 31, 2025
Form 10-K for the Fiscal Year Ended December 31, 2024
Response dated June 11, 2025
File No. 001-08641

Dear Thomas S. Whelan:

We have reviewed your June 11, 2025 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Unless we note otherwise, any references to prior comments are to comments in our May 28, 2025 letter

Response dated June 11, 2025

Form 10-Q for the Fiscal Quarter Ended March 31, 2025
Non-GAAP Financial Performance Measures, page 38

1. We note your response to prior comment 5 regarding the adjustment for "Acquired inventory purchase price." Please further clarify why you believe an adjustment for "a five-month short-term stockpile of ore that is expected to be consumed during the first year of ownership" does not change the recognition and measurement principles required to be applied in accordance with GAAP. Refer to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Alternatively, please revise your presentation to remove this purchase accounting adjustment.

<u>Form 10-K for the Fiscal Year Ended December 31, 2024</u>
<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Non-GAAP Financial Performance Measures, page 57</u>

2. We note from your response to prior comment 4 that the adjustment titled "Inventory adjustments and writedowns" represents amounts that you deemed incremental to normal operations within the context of Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please address the following:

- Provide further clarity as to the nature of the individual components of the adjustment for each of the reporting periods 2022 through 2024. To this end, provide us with a breakdown, including quantification, that distinguishes between inventory adjustments and inventory writedowns. For inventory adjustments, clarify whether they are adjustments related solely to the Rochester expansion project, or otherwise advise.

- For the components you described in your response related to the "initial decrease in production resulting from lower throughput rates and higher than planned crushed sizes," and elevated costs incurred during the construction and start-up phases of the Rochester expansion project, including mechanical failures and design modifications, tell us more about why you do not deem these to be normal operating expenses that can occur during a mine expansion project. As part of your response, clarify whether you deem these costs "unusual and atypical" because they were unexpected expenses that arose when compared to your mine plan or otherwise advise.

- Clarify how you quantified the amounts for inventory adjustments and/or inventory write-downs related to "initial decrease in production resulting from lower throughput rates and higher than planned crushed sizes."

- You note that your revolving credit facility covenant calculation of Adjusted EBITDA allows for the inclusion of this adjustment. Please clarify whether you believe that the credit agreement is a material agreement, that the covenant is a material term of the credit agreement, and that information about the covenant is material to an investor's understanding of your financial condition and/or liquidity. Refer to Question 102.09 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

- We note there is a quantitative difference between the "Inventory adjustments and writedowns" made to derive Adjusted EBITDA and the "Inventory Adjustments" made to derive Adjusted costs applicable to sales as presented in your earnings release. For example, the amount of adjustment in 2024 to Adjusted EBITDA was

$8,042 whereas the amount of adjustment to Costs applicable to sales was $4,598. Please explain to us the reason for using different inventory adjustment amounts for these non-GAAP measures, and the nature of the differences.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ranjit Singh Pawar at 202-551-2702 or Jennifer O'Brien at 202-551-3721 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation